FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 2, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results 2013

Contents(continued)

Appendix 1 Capital and leverage ratios
Appendix 2 Funding and related risks
Appendix 3 Credit risk
Appendix 4 Market risk
Appendix 5 Country risk
Appendix 6 Income statement reconciliations

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group's potential exposures to various types of political and market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU legislation; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Highlights

RBS reports an H1 2013 pre-tax profit of £1,374 million

Group operating profit(1) of £1,678 million, up 5% from H1 2012

H1 2013 net attributable profit of £535 million, after a loss of £2,032 million in H1 2012

Core Tier 1 ratio up to 11.1%, or 8.7% on a fully loaded Basel III basis

"RBS Group has earned its first two consecutive quarters of overall profit since 2008. We report first half pre-tax profits totalling £1,374 million. The results of our successful restructuring continue to show benefits - capital strength and liquidity up, balance sheet, Non-Core assets and Non-Core/Irish losses all down, again. The business challenges ahead lie principally in improving future operating trends and sustaining the focus and consistency needed to make further progress. RBS can be a "really good bank" for customers and shareholders. That is our goal."

Stephen Hester, Group Chief Executive

Highlights

Delivery of  business plan continues to build financial strength

•	RBS further improved its capital strength through continued delivery against its established business plan, with the Core Tier 1 ratio increasing to 11.1%, or 8.7% on a fully loaded Basel III basis.

•	The Group remains confident of achieving a fully loaded Basel III Core Tier 1 ratio of over 9% by the end of 2013, which incorporates the capital needed to fund targeted loan growth.

•	The CRR leverage ratio improved to 3.4%.

•
Liquidity metrics remained very strong, with a liquidity portfolio maintained at £158 billion, short-term wholesale funding of £37 billion and a loan:deposit ratio of 96%. Customer deposits now exceed net loans in our Core businesses by £51 billion, giving a strong platform to respond to customer growth as it occurs.

•	Funded assets fell to £843 billion, down £86 billion from 30 June 2012, with Non-Core assets down £27 billion to £45 billion.

•
Credit quality continued to improve, with H1 2013 impairments down 15% from the prior year in Core and 24% in Non-Core. Credit trends in Ireland showed further encouraging signs, with Ulster Bank Core and Non-Core impairments in Q2 2013 down 6% from Q1 2013 and 12% from Q2 2012. Arrears formation on the mortgage portfolio continued to slow.

•	Tangible net asset value at 30 June 2013 was 445p per share, compared with 446p per share at 31 December 2012.

Operating performance is resilient

•
Group operating profit(1) was £1,678 million in H1 2013, up 5% from H1 2012. After one-off and other items amounting to a net charge of £304 million, Group pre-tax profit was £1,374 million, compared with a loss of £1,682 million in H1 2012.

•	Profit attributable to shareholders was £535 million, compared with a loss of £2,032 million in H1 2012. Excluding own credit adjustments, attributable profit was £250 million in H1 2013.

Highlights (continued)

Operating performance is resilient (continued)

•
Core operating profit of £2,464 million was down 17% from H1 2012, driven largely by the significant reduction in Markets income as the division managed down the scale and capital intensity of its balance sheet. Retail & Commercial operating profits were down 4%, with improved operating results in UK Retail and reduced losses in Ulster Bank, but weaker performance in International Banking. UK Corporate results improved in the second quarter.

•	Non-Core losses were 42% lower at £786 million in H1 2013 as impairment losses diminished further and the division continued to cut expenses.

Good progress in business restructuring

•
After a comprehensive review, a new strategy for the Markets division was announced in June. The new strategy will enable RBS to concentrate on its core customers' needs in those areas where the Markets business is strongest. This means focusing on our core fixed income capabilities across rates, foreign exchange, asset-backed products, credit and debt capital markets, while de-emphasising some more capital intensive structured product areas. Markets is on track to reduce its risk-weighted assets to £80 billion on a Basel III basis by the end of 2014, despite significant regulatory uplifts to risk weightings.

•
The Group is currently working with HM Treasury (HMT) on a review of its assets to support an assessment of the case for transferring some of those assets into a so-called 'bad bank'. HMT's stated objectives are to maximise the Group's ability to support the British economy, get the best value for money for the taxpayer and assist in the return of RBS to private ownership. Any material proposal arising from the review, depending on its structure, may require approval by the Group's Board and by a majority of shareholders, excluding HMT. The review aims to understand whether the creation of a 'bad bank' would accelerate the achievement of these objectives. RBS is working closely with HMT and its appointed advisors to provide conclusions by the autumn.

•
RBS is still dealing with the costs of past conduct issues. Non-operating charges for legal actions and regulatory investigations totalled £620 million in H1 2013, including a further £185 million provision for the costs of Payment Protection Insurance (PPI) redress, taking the cumulative PPI charges to £2.4 billion.

Building a really good bank

•
As RBS moves beyond its restructuring phase, efforts to reinforce a positive culture in the bank have stepped up as an essential foundation to build a "really good bank". In July colleagues were introduced to Our Code, a fresh and simplified look at what was previously the Group's Code of Conduct. Our Code sets out the way we will bring to life our values of serving customers, working together, doing the right thing and thinking long term.

•
The Group has invested to improve customer experience, with all divisions having now built in customer experience as a significant component of their strategic planning. In UK Retail and UK Corporate investment has included simplification of the account opening process and improvements to online service options.

•
The Group continues to hold strong market positions across its major customer franchises, with stable or improving trends in most areas. Customer satisfaction and advocacy scores are also trending upwards in a number of important segments.

Highlights (continued)

Supporting our customers

•
A key element of our support for customers is making credit available to support their financing needs. RBS's capital plans include a substantial allowance to support incremental lending growth at more than double the projected growth of the UK economy as a whole.

•
In the first half of 2013 RBS offered £26.7 billion of loans and facilities to UK businesses, of which £15.6 billion were to SMEs. In addition, the Group renewed £12.9 billion of UK business overdrafts, including £3.3 billion to SMEs. In Q2 2013, the £7.8 billion of loans and other facilities, including asset and invoice finance, was 6% higher than in Q2 2012.

•
There have been welcome signs of an increase in SME loan demand in Q2 2013, with loan and overdraft applications up 8% from Q1 2013 to £2.9 billion. Nevertheless, SME demand for bank finance remains subdued; core loans and advances outstanding to non-commercial property SMEs fell slightly from Q1 2013 to £33 billion and many customers continued to build their cash balances, with SME deposits up £2.1 billion in Q2 to £56.8 billion and overdraft utilisation rates continuing their downward trajectory to 42%, compared with 47% in Q2 2012.

•	RBS has proactively written to more than 1,400 SME customers stating its appetite to lend them more than £1.4 billion.

•
To ensure that all avenues to further increasing SME lending are explored, RBS announced the appointment of Sir Andrew Large and Oliver Wyman on 3 July 2013 to undertake a thorough and independent review of the lending standards and practices used by RBS and NatWest. The review will aim to identify any further steps that RBS and NatWest can take to enhance support to SMEs and the wider UK economic recovery while maintaining safe and sound lending practices.

•
Larger corporate use of bank debt remains volatile, with some large repayments causing a 4% fall in balances during H1 2013, partly reflecting the continuing strength of corporate bond issuance. Non-Core UK balances declined by 10% during H1 2013 as RBS continues to run off its excess real estate exposures in line with its established strategy and with regulatory requirements.

•
New mortgage approvals in the UK have built rapidly over the last three months after slowing in Q1 as a result of a retraining and accreditation programme for all mortgage advisors, which substantially reduced advisor availability for new appointments. Approvals totalled £4.0 billion in Q2, up 42% from Q1 2013 and 15% from Q2 2012. Mortgage balances outstanding at 30 June 2013 were up 7% from the prior year at £109.3 billion, but fell by 1% in Q2 2013 as a result of the advisor retraining. The building pipeline of approvals is expected to feed into completions and drawdowns from Q3 2013 onwards.

•
RBS has continued to promote the Bank of England's Funding for Lending Scheme, offering £2.2 billion of discounted loans to 12,000 SMEs in association with the FLS during the first half of 2013. Since the Scheme's inception, RBS has lent £58.7 billion to UK businesses and households, with £29.1 billion of this during H1 2013.The Group's very strong liquidity means that it has again had no need to draw on this public funding during the period.

Highlights (continued)

Outlook
RBS expects good progress to continue on all safety and soundness measures including achievement of a fully loaded Basel III Core Tier 1 ratio of over 9% by the end of 2013.

The Bank is strongly positioned with capital and funding capacity in place to support lending growth as customer demand increases; there are good early indicators of increasing customer confidence in both our retail and corporate franchises.

Operating results in Retail & Commercial are expected to be resilient with a modest improvement in net interest margin, cost reductions and improving impairment trends. Ulster Bank impairments are expected to continue to gently decline as the economy continues to recover in Ireland.

Markets-related income remains difficult to predict but we continue to expect a muted year overall as the business transitions towards its revised shape and size.

Non-Core continues to perform well and we have improved our end-2013 third party asset target from c.£40 billion to c.£36 to £38 billion.

We continue to focus on simplification and efficiency. We expect to deliver Group operating costs of around £13 billion in 2013, with a further target of under £12 billion in 2015.

Note:

(1)
Operating profit before tax, own credit adjustments, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, integration and restructuring costs, gain/(loss) on redemption of own debt, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals and RFS Holdings minority interest ('operating profit'). Statutory operating profit before tax was £1,374 million for the half year ended 30 June 2013.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Results presentation and Q&A call
A pre-recorded presentation of the results for the half year ended 30 June 2013 will be available on www.rbs.com/results from 7.00 am on Friday 2 August 2013.

An audio Q&A session will also be held, details as follows:

Date:	Friday 2 August 2013
Time:	9.30 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this presentation will be available on www.rbs.com/results

Financial supplement
A financial supplement containing income and balance sheet information for the last nine quarters will be available on www.rbs.com/results

Presentation of information

The financial information on pages 8 to 65, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. Information is provided in this form to give a better understanding of the results of the Group's operations. Group operating profit/(loss) on this basis excludes:

•	own credit adjustments;

•	Payment Protection Insurance (PPI) costs;

•	Interest Rate Hedging Products (IRHP) redress and related costs;

•	regulatory and legal actions;

•	integration and restructuring costs;

•	gain/(loss) on redemption of own debt;

•	Asset Protection Scheme (APS);

•	amortisation of purchased intangible assets;

•	strategic disposals; and

•	RFS Holdings minority interest (RFS MI).

The ceding of control which resulted from the partial disposal of the Group's shareholding in Direct Line Group (DLG) has resulted in the Group no longer treating DLG as an operating segment. Consequently, prior period data on a managed basis (including disclosures relating to our Core business and segmental analysis) have been restated to exclude DLG. These restatements resulted in a decrease in Group operating profit of £82 million for the quarter ended 31 March 2013, £71 million for the quarter ended 30 June 2012 and £175 million for the half year ended 30 June 2012. They have no impact on the Group's statutory results. For further information on the restatements refer to the announcement dated 24 July 2013, available on www.rbs.com/ir

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed consolidated cash flow statement and related notes presented on pages 66 to 125 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 6.

Presentation of information (continued)

Revisions

Direct Line Group
The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of DLG in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in DLG and has ceded control. This fulfils the Group's plan to cede control of DLG by the end of 2013 and is a step toward complete disposal by the end of 2014, as required by the European Commission.

The Group now holds 48.5% of the issued ordinary share capital of DLG. Consequently, in the H1 2013 Group results DLG is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter, with associate income reported in Group Centre from 13 March 2013.

Revised allocation of Business Services costs
In the first quarter of 2013, the Group reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit.

Implementation of IAS 19 'Employee Benefits' (revised)
The Group implemented IAS 19 with effect from 1 January 2013. IAS 19 requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £42 million for the half year ended 30 June 2012 and £21 million for the quarter ended 30 June 2012. Prior periods have been restated accordingly.

Implementation of IFRS 10 'Consolidated Financial Statements'
The Group implemented IFRS 10 with effect from 1 January 2013. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity); prior periods have been restated accordingly.

Summary consolidated income statement
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Net interest income	5,442	5,830	2,770	2,672	2,907
Non-interest income	5,166	5,855	2,677	2,489	2,613

Total income (1)	10,608	11,685	5,447	5,161	5,520
Operating expenses (2)	(6,780)	(7,433)	(3,399)	(3,381)	(3,634)

Operating profit before impairment losses (3)	3,828	4,252	2,048	1,780	1,886
Impairment losses	(2,150)	(2,649)	(1,117)	(1,033)	(1,335)

Operating profit (3)	1,678	1,603	931	747	551
Own credit adjustments	376	(2,974)	127	249	(518)
Payment Protection Insurance costs	(185)	(260)	(185)	-	(135)
Interest Rate Hedging Products redress and related costs	(50)	-	-	(50)	-
Regulatory and legal actions	(385)	-	(385)	-	-
Integration and restructuring costs	(271)	(619)	(149)	(122)	(181)
Gain/(loss) on redemption of own debt	191	577	242	(51)	-
Other items	20	(9)	(33)	53	115

Operating profit/(loss) before tax	1,374	(1,682)	548	826	(168)
Tax charge	(678)	(399)	(328)	(350)	(261)

Profit/(loss) from continuing operations	696	(2,081)	220	476	(429)

Profit from discontinued operations, net of tax
- Direct Line Group	127	105	-	127	17
- Other	11	1	9	2	(4)

Profit from discontinued operations, net of tax	138	106	9	129	13

Profit/(loss) for the period	834	(1,975)	229	605	(416)
Non-controlling interests	(117)	25	14	(131)	11
Other owners' dividends	(182)	(82)	(101)	(81)	(82)

Profit/(loss) attributable to ordinary and B shareholders	535	(2,032)	142	393	(487)

For the notes to this table refer to the following page.

Core summary consolidated income statement
for the period ended 30 June 2013

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
	£m	£m	£m	£m	£m

Net interest income	5,460	5,718	2,751	2,709	2,859
Non-interest income	4,782	5,697	2,423	2,359	2,660

Total income (1)	10,242	11,415	5,174	5,068	5,519
Operating expenses (2)	(6,459)	(6,908)	(3,243)	(3,216)	(3,372)

Operating profit before impairment losses (3)	3,783	4,507	1,931	1,852	2,147
Impairment losses	(1,319)	(1,553)	(719)	(600)	(728)

Operating profit (3)	2,464	2,954	1,212	1,252	1,419

Key metrics

Core performance ratios
- Net interest margin	2.21%	2.15%	2.21%	2.21%	2.19%
- Cost:income ratio	63%	61%	63%	63%	61%
- Return on equity	7.4%	9.4%	7.2%	7.7%	8.7%
- Adjusted earnings per ordinary and B share	10.9p	8.6p	5.6p	5.3p	3.6p
- Adjusted earnings per ordinary and B share assuming an expected tax rate of 23.25% (2012 - 24.5%)	15.3p	19.6p	7.4p	7.9p	9.0p

Notes:

(1)	Excluding own credit adjustments, gain/(loss) on redemption of own debt, Asset Protection Scheme, strategic disposals and RFS Holdings minority interest.
(2)	Excluding PPI costs, IRHP redress and related costs, regulatory and legal actions, integration and restructuring costs, amortisation of purchased intangible assets and RFS Holdings minority interest.
(3)
Operating profit/(loss) before tax, own credit adjustments, PPI costs, IRHP redress and related costs, regulatory and legal actions, integration and restructuring costs, gain/(loss) on redemption of own debt, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals and RFS Holdings minority interest.

Analysis of results is set out on pages 14 to 24.

Results for the last nine quarters are available in the Group's Financial Supplement.

Summary consolidated balance sheet
at 30 June 2013

	30 June 2013	31 March 2013	31 December 2012
	£m	£m	£m

Cash and balances at central banks	89,613	86,718	79,290
Net loans and advances to banks (1,2)	30,241	34,025	29,168
Net loans and advances to customers (1,2)	418,792	432,360	430,088
Reverse repurchase agreements and stock borrowing	99,283	103,105	104,830
Debt securities and equity shares	149,625	165,109	172,670
Settlement balances	17,966	15,805	5,741
Intangible assets	13,997	13,928	13,545
Other assets (3)	23,020	24,688	35,060

Funded assets	842,537	875,738	870,392
Derivatives	373,692	432,435	441,903

Total assets	1,216,229	1,308,173	1,312,295

Bank deposits (2,4)	45,287	54,536	57,073
Customer deposits (2,4)	437,097	437,437	433,239
Repurchase agreements and stock lending	123,740	128,233	132,372
Debt securities in issue	79,721	92,740	94,592
Settlement balances	17,207	14,640	5,878
Short positions	27,979	30,610	27,591
Subordinated liabilities	26,538	27,788	26,773
Other liabilities (3)	18,955	21,143	29,996

Liabilities excluding derivatives	776,524	807,127	807,514
Derivatives	370,047	429,881	434,333

Total liabilities	1,146,571	1,237,008	1,241,847
Non-controlling interests	475	532	1,770
Owners' equity	69,183	70,633	68,678

Total liabilities and equity	1,216,229	1,308,173	1,312,295

Memo: Tangible equity (5)	49,894	51,413	49,841

Notes:

(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups.
(3)	Includes disposal groups.
(4)	Excludes repurchase agreements and stock lending.
(5)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Key points

•
Funded assets decreased by £27.9 billion compared with 31 December 2012 due to the ongoing reduction in Non-Core assets and downsizing of the Markets balance sheet in line with the strategic decision to reduce risk and focus on core strengths.

•	Debt securities and equity shares were down £23.0 billion, primarily as a result of disposals of available-for-sale securities, with cash and liquid balances increasing as a result.

•	Debt securities in issue decreased by £14.9 billion as short term wholesale funding fell in line with the overall reduction in the size of the balance sheet.

Comment

Stephen Hester, Group Chief Executive, commented:
This will be my last half year report before handing over the leadership of RBS, which I accepted in October 2008. Working intensely and effectively together, all 122,000 staff at RBS can take credit for the immense improvements made since then, from difficult beginnings and in a challenging environment.

RBS's journey from "bust bank" to "normal bank" is largely done. But no small task remains - to harness the energies and strengths that have driven the Bank's recovery, and to take RBS towards the target of being a "really good bank" for customers, shareholders and society as a whole.

I congratulate Ross McEwan on his appointment as RBS's next Chief Executive. He has made a very positive impact since joining RBS last year and has a track record of strong accomplishment in customer focused banking. We will work closely and well together during the transition period, and he has my warmest best wishes for succeeding in the role. It is good for RBS that my successor comes internally - a broader compliment to the management team who serve the Bank so well.

During my tenure, RBS has stayed true to three goals. Through a fundamental reshaping of the Bank, in strategic, financial and human terms, we sought to re-establish:

•
Safety and Soundness; our clean-up job, unprecedented in scale, is nearing successful completion. The balance sheet we fund is down £720 billion from the worst point, with just £45 billion of Non-Core assets left. All other measures of safety are also hugely improved and core capital strength has been more than tripled on a like-for-like basis.

•
Support for 28 million Customers; our Core businesses have been worked well and as a result have held their own against competitors, despite the disruption of restructuring. Fundamental retooling has laid stronger foundations for the future and is steadily improving what we can do for customers. UK core lending to households and companies has been sustained at c.£170 billion in a market down overall since 2008. RBS now has £51 billion more customer deposits than core loans and both the will and the wherewithal to fund future customer growth, as is our role.

•
Recovery for Shareholders; in January 2009 RBS shares traded down to 9p/share (90p equivalent) as it looked possible that all could be lost. At around 330p today, £37 billion of stock market value is preserved. Along the way we have earned cumulative profits of £47 billion, pre-impairment and clean-up costs, from RBS's Core businesses. This has been a hard fought but essential result. All of that profit has been needed to pay for the clean-up process, whilst Government support gave time for the restructuring to work. First half operating losses from remaining "bad assets" in Non-Core and Ireland are 89% below their respective peaks and on track to being eliminated. RBS has now reported the first two consecutive quarters of overall profit since 2008. The prospects of attractive future profits and dividends to RBS shareholders are much improved.

Achieving these results has required three main elements - a business with inherent strengths that was needed by customers and serving them well; a strategic and financial plan that was well crafted and effective; and a dedicated and loyal staff whose efforts have been remarkable. We have made huge changes to staff numbers, management and culture over this period. All RBS stakeholders owe much to the efforts of our people.

Comment (continued)

I will not talk here about future strategy which is now for others to set. But I will say this. My colleagues at RBS know what is needed to create a "really good bank". They want to do just that. This will require time, tools to do the job, clarity and consistency of direction and yes, some luck too. It's a very worthwhile goal.

RBS half year results show the huge progress since 2008. They also highlight the challenges left. While completing capital build and loss elimination looks wholly achievable, the Bank needs some time to finish these tasks. More importantly, future success in the ongoing business cannot be taken for granted. It will need to be worked at. RBS's business mix is vastly changed, but inevitably a product of what was practical to achieve rather than starting from a blank sheet of paper. And the challenges of restructuring have had different consequences across the business. For all banks, legacy conduct and litigation costs also seem likely to remain features for some time.

Nevertheless, the banking industry has come a huge distance since the financial crisis, as have the economies we serve. A platform for safety and soundness and future avoidance of Government bailouts is largely in place. The industry is now more focused, perhaps than ever before, on better meeting the needs of its customers.

I am grateful to all who have helped me and worked together on the many tasks at RBS these last five years. To leave things better than you have found them is a valuable prize in business, as in life generally.

Business update

Progress versus Strategic plan

Key Measures	Worst point	H1 2013	Medium- term target

Value drivers		Core	Core
• Return on equity (1)	(31%)(2)	7.4%	>12%
• Cost:income ratio	97%(3)	63%	<55%

Risk measures		Group	Group
• Core Tier 1 ratio	4%(4)	11.1%	>10%
• Loan:deposit ratio	154%(5)	96%	c.100%
• Short-term wholesale funding (STWF)	£297bn(6)	£37bn	<10% TPAs(7)
• Liquidity portfolio (8)	£90bn(6)	£158bn	>1.5x STWF
• Leverage ratio (9)	28.7x(10)	14.3x	<18x

Notes:

(1) Based on indicative Core attributable profit taxed at standard rates and Core average tangible equity per the average balance sheet (88% of Group tangible equity based on RWAs at 30 June 2013); (2) Group return on tangible equity for 2008; (3) Year ended 31 December 2008; (4) As at 1 January 2008; (5) As at October 2008; (6) As at December 2008; (7) Third party assets (TPAs); (8) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks; (9) Funded tangible assets divided by total Tier 1 capital; (10) As at June 2008.

•
The Group further strengthened its capital position, increasing its fully loaded Basel III Core Tier 1 ratio to 8.7%. It remains on track to reach a fully loaded Basel III Core Tier 1 ratio of over 9% by the end of 2013, as previously communicated.

•
The Group loan:deposit ratio fell to 96% at the end of Q2 2013 as customers continued to grow deposit balances despite a market-wide easing in pricing. The Group continues to target a ratio of c.100% and is focused on increasing its lending to support the UK economy, although demand for bank finance remains subdued.

•	Liquidity metrics remained very strong in the quarter, with both short-term wholesale funding and liquidity portfolio metrics well ahead of the Group's medium-term targets.

Analysis of results

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	5,435	5,837	2,748	2,687	2,913

Average interest-earning assets (1)	556,294	616,527	552,072	560,563	602,850

Net interest margin
- Group	1.97%	1.90%	2.00%	1.94%	1.94%
- Retail & Commercial (2)	2.91%	2.92%	2.92%	2.90%	2.93%
- Non-Core	(0.06%)	0.28%	0.15%	(0.25%)	0.24%

Notes:

(1)	For further analysis and details refer to pages 70 and 71.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points

H1 2013 compared with H1 2012

•
Group net interest margin improved by 7 basis points to 1.97%, reflecting the increasing preponderance of R&C in the Group's asset mix. In addition, a benefit was seen from a one-off recovery in Non-Core in H1 2013.

•
R&C net interest margin fell by 1 basis point to 2.91%. Improved deposit market conditions enabled some repricing of retail and corporate deposits in Q2, helping to offset the impact of lower rates on current account hedges.

•	Average interest-earning assets fell by £60 billion, driven by Non-Core run-off and disposals and a reduction in Markets.

•
As a result of these trends, net interest income fell by 7% from the prior year, with deposit pricing initiatives starting to deliver income benefits later in the period. Net interest income was also affected by a decline in cash management income in International Banking, reflecting a deterioration in rates, and higher liquidity buffer funding costs.

Q2 2013 compared with Q1 2013

•	Average interest-earning assets were £8 billion lower, largely driven by Non-Core run-off and a reduction in R&C.

•
R&C net interest margin increased by 2 basis points. A significant factor was the margin improvement in UK Retail as a result of good mortgage balance retention and strategic savings  repricing. The 6 basis point improvement in Group net interest margin was driven by the recovery on disposal in Non-Core.

•	Net interest income improved by 2%, mainly driven by the one-off recovery in Non-Core and the benefit of an extra day in the quarter, partly offset by lower average asset balances.

Analysis of results (continued)

Key points (continued)

Q2 2013 compared with Q2 2012

•	Average interest-earning assets declined by £51 billion, with decreases in International Banking, reflecting customer repayments, and Non-Core, as assets were sold and run off.

•	Group net interest margin improved by 6 basis points to 2.00%, primarily reflecting the trend in the Group's asset mix towards R&C as well as the one-off recovery in Non-Core.

•
R&C net interest margin fell by 1 basis point compared with Q2 2012, which benefited from a deferred income recognition change in UK Corporate. Margins were also held back by lower returns on current account hedges in UK Retail and a smaller investment pool in US Retail & Commercial. These downward pressures were substantially offset by deposit re-pricing and the run-down of low margin assets in International Banking.

•	Net interest income was 6% lower, primarily as a result of lower asset volumes.

For details on the Group's average balance sheet refer to pages 69 to 71.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	2,248	2,555	1,142	1,106	1,249
Income from trading activities	1,890	2,193	874	1,016	929
Other operating income	1,028	1,107	661	367	435

Total non-interest income	5,166	5,855	2,677	2,489	2,613

Key points

H1 2013 compared with H1 2012

•
Net fees and commissions were £307 million lower with declines in Markets and International Banking. UK Retail was also affected by the impact of the Retail Distribution Review (RDR) on advisory income.

•
The majority of the change in income from trading activities was in Markets, down £802 million as it managed down the scale and capital intensity of its balance sheet. This was partially offset by a £580 million increase in Non-Core trading income, driven by improved market conditions and the non-repeat of significant one-off losses in H1 2012.

•	Other operating income fell by £79 million, predominantly driven by a reduction in Non-Core rental income following the disposal of RBS Aviation Capital in Q2 2012.

Q2 2013 compared with Q1 2013

•
Income from trading activities was £142 million lower, as revenue fell in Asset Backed Products and Credit Markets following the Federal Reserve's indication that quantitative easing may be tapered earlier than anticipated, partially offset by stronger Currencies income and an improvement in Non-Core.

•	Other operating income increased by £294 million, with available-for-sale securities disposal gains £250 million higher and lower disposal losses in Non-Core.

Q2 2013 compared with Q2 2012

•
A strong improvement in Non-Core income from trading activities, reflecting favourable market conditions, was more than offset by lower Markets revenue, resulting in £55 million lower Group income from trading activities.

•
The £226 million increase in other operating income reflected higher available-for-sale securities disposal gains and improvement in Non-Core. Q2 2012 had benefited from a £47 million gain in US Retail & Commercial on the sale of Visa B shares.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	3,585	4,116	1,764	1,821	1,945
Premises and equipment	1,079	1,062	526	553	511
Other	1,479	1,498	801	678	804

Administrative expenses	6,143	6,676	3,091	3,052	3,260
Depreciation and amortisation	637	757	308	329	374

Operating expenses	6,780	7,433	3,399	3,381	3,634

Staff costs as a % of total income	34%	35%	32%	35%	35%
Cost:income ratio - Core	63%	61%	63%	63%	61%
Cost:income ratio - Group	64%	64%	62%	66%	66%

Key points
In 2013, the Group is continuing its focus on cost control, whilst at the same time funding investment in order to make it simpler and easier for customers to do business with us by improving systems and processes and enhancing compliance and risk management infrastructure.

H1 2013 compared with H1 2012

•	Operating expenses were down 9% with headcount and compensation reduction in Markets and International Banking, together with lower operating lease depreciation and run-down in Non-Core.
•
Non-staff operating costs were broadly flat as a Group-wide focus on cost management was offset by investment in technology to simplify processes and deliver better customer service in UK Retail, investment programmes in Ulster Bank to help support customers in arrears and higher investment spend in UK Corporate.

•	Group cost:income ratio held flat at 64% with the strong reduction in expenses balancing lower income. Core cost:income ratio rose to 63% reflecting investment programmes.

Q2 2013 compared with Q1 2013

•
Staff costs were 3% lower as lower compensation in Markets and lower headcount across a number of divisions were partly offset by the non-repeat of Q1 2013 performance incentive releases across a number of divisions.

•	Expenses in Group Centre increased by £82 million principally due to litigation and conduct costs.
•	The Group's cost:income ratio improved by 400 basis points as total expenses were tightly controlled and income increased. Core cost:income ratio was maintained at 63%.

Q2 2013 compared with Q2 2012

•
Operating expenses decreased by 6% with a significant decline in Markets, driven by headcount and compensation reductions, and Non-Core, reflecting the run down of the division and a £55 million fall in operating lease depreciation. In addition, International Banking saw expense benefits from the run-off of discontinued businesses and headcount reductions while Ulster Bank costs increased with investment and change spend.

•	Staff costs as a percentage of total income were 300 basis points lower, in line with improvements in processes and lower headcount.
•	The Group's cost:income ratio improved by 400 basis points as expenses were managed down and income contracted slightly.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	2,161	2,730	1,125	1,036	1,435
Securities	(11)	(81)	(8)	(3)	(100)

Group impairment losses	2,150	2,649	1,117	1,033	1,335

Loan impairment losses
- individually assessed	1,472	1,690	826	646	945
- collectively assessed	734	1,129	293	441	534
- latent	(36)	(113)	15	(51)	(56)

Customer loans	2,170	2,706	1,134	1,036	1,423
Bank loans	(9)	24	(9)	-	12

Loan impairment losses	2,161	2,730	1,125	1,036	1,435

Core	1,258	1,515	659	599	719
Non-Core	903	1,215	466	437	716

Group	2,161	2,730	1,125	1,036	1,435

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.0%	1.1%	1.0%	0.9%	1.2%
Core	0.6%	0.7%	0.7%	0.6%	0.7%
Non-Core	3.9%	3.6%	4.0%	3.3%	4.2%

Note:

(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposal groups.

Key points

H1 2013 compared with H1 2012

•	Group loan impairment losses improved by £569 million or 21%, largely driven by a significant fall in Non-Core impairments (down £312 million) particularly in the non-Ulster Bank portfolios.

•
Core Ulster Bank impairments also demonstrated a major improvement, falling by £214 million, or 30%, mainly as a result of improved retail mortgage debt-flow. UK Retail impairments also fell, reflecting lower default volumes across all products while International Banking impairments were higher as a result of two large single-name provisions totalling £109 million.

•
Customer loan impairments as a percentage of gross loans declined slightly in Core. While Non-Core impairments were lower in absolute terms, they represented a higher percentage of Non-Core's declining loans and advances.

Q2 2013 compared with Q1 2013

•	Group loan impairment losses rose by £89 million driven by an increase in Core impairments (predominantly International Banking and Markets).

•	Loan impairments as a percentage of gross loans and advances ticked up by 10 basis points in Core and 70 basis points in Non-Core.

Analysis of results (continued)

Key points (continued)

Q2 2013 compared with Q2 2012

•
Group loan impairment losses improved by £310 million or 22%, predominantly reflecting a significant drop in Non-Core impairments with the non-recurrence of a single large Project Finance provision in Q2 2012.

•
Core impairments were slightly lower as declines in Ulster Bank, reflecting a stabilisation in the macroeconomic environment in the Republic of Ireland, and in UK Retail, with lower default volumes, were largely offset by two significant cases in International Banking.

•	Customer loan impairments as a percentage of gross loans fell by 20 basis points, primarily reflecting the significant movements in Non-Core.

For further details of the Group's exposures and provisioning refer to page 138.

Analysis of results (continued)

	Half year ended		Quarter ended
	30 June 2013	30 June 2012	30 June 2013	31 March 2013	30 June 2012
One-off and other items	£m	£m	£m	£m	£m

Payment Protection Insurance costs	(185)	(260)	(185)	-	(135)
Interest Rate Hedging Products redress and related costs	(50)	-	-	(50)	-
Regulatory and legal actions	(385)	-	(385)	-	-
Integration and restructuring costs	(271)	(619)	(149)	(122)	(181)
Gain/(loss) on redemption of own debt	191	577	242	(51)	-
Other items
- Asset Protection Scheme	-	(45)	-	-	(2)
- Amortisation of purchased intangible assets	(79)	(99)	(38)	(41)	(51)
- Strategic disposals**	-	152	6	(6)	160
- RFS Holdings minority interest	99	(17)	(1)	100	8

	(680)	(311)	(510)	(170)	(201)
Own credit adjustments*	376	(2,974)	127	249	(518)

One-off and other items	(304)	(3,285)	(383)	79	(719)

* Own credit adjustments impact:
Income from trading activities	175	(1,280)	76	99	(271)
Other operating income	201	(1,694)	51	150	(247)

Own credit adjustments	376	(2,974)	127	249	(518)

**Strategic disposals
Gain/(loss) on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	-	197	-	-	197
- Other	-	(45)	6	(6)	(37)

	-	152	6	(6)	160

Key points
The Group does not allocate one-off and other items to individual divisions. However, of the one-off and other items of significance, Regulatory and legal actions of £385 million relate predominantly to Markets and International Banking, and Payment Protection Insurance costs of £185 million relate mainly to UK Retail. Of the total integration and restructuring costs of £271 million, UK Retail accounts for c.38%, International Banking and the Centre c.10-15% each and other divisions <10%.

H1 2013 compared with H1 2012

•	One-off items totalled a £304 million charge in H1 2013, compared with a charge of £3,285 million in H1 2012.

•
Own credit adjustment was a gain of £376 million as the Group's credit spreads widened marginally, compared with a charge of £2,974 million in H1 2012, when there was a significant tightening in spreads.

•
Provisions in H1 2013 totalled £620 million, including a provision of £385 million for regulatory and legal actions and an additional provision of £185 million, booked in Q2, for PPI redress. This takes the cumulative charges in respect of PPI to £2.4 billion, of which £1.7 billion has so far been paid out.

•	Integration and restructuring costs of £271 million were lower in H1 2013 compared with H1 2012, which included restructuring costs for Markets and International Banking.

Analysis of results (continued)

Key points (continued)

H1 2013 compared with H1 2012(continued)

•
A €1.5 billion note repurchase conducted by Ulster Bank in June generated a gain of £242 million, resulting in a net gain on redemption of own debt of £191 million in H1 2013 compared with £577 million in H1 2012.

Q2 2013 compared with Q1 2013

•
The increase in one-off and other items was principally driven by a provision for legal proceedings and regulatory investigations and an additional provision booked for PPI redress during the second quarter.

•
This was partially offset by the £242 million gain on redemption of own debt resulting from the successful liability management exercise conducted by Ulster Bank, which contrasted with a loss of £51 million on own debt redemptions in the first quarter.

Q2 2013 compared with Q2 2012

•	Gains on strategic disposals in Q2 2012 arose principally from the sale of RBS Aviation Capital.

•	Widening credit spreads resulted in a gain of £127 million from own credit adjustments, compared with a charge of £518 million in Q2 2012.

Analysis of results (continued)

Capital resources and ratios	30 June 2013	31 March 2013	31 December 2012

Core Tier 1 capital	£48bn	£48bn	£47bn
Tier 1 capital	£58bn	£57bn	£57bn
Total capital	£69bn	£69bn	£67bn
Risk-weighted assets	£436bn	£446bn	£460bn
Core Tier 1 ratio	11.1%	10.8%	10.3%
Tier 1 ratio	13.3%	12.9%	12.4%
Total capital ratio	15.8%	15.5%	14.5%

Key points
The Group's capital ratios strengthened further in the period. We remain on track to meet regulatory requirements significantly ahead of implementation dates.

30 June 2013 compared with 31 March 2013

•
The Group's Core Tier 1 ratio increased by 30 basis points to 11.1%, largely driven by a decline in risk-weighted assets (RWAs). On a fully loaded Basel III basis, the ratio strengthened by 50 basis points to 8.7% as the Group remained on track to meet its target of over 9% by the end of 2013, well ahead of the Basel implementation timetable which would require RBS to have a fully loaded ratio of 8.5% by 2018.

•
RWAs were managed down by £10 billion including an £8 billion reduction in Non-Core. Core RWAs were flat as credit model uplifts of £9 billion, particularly affecting UK Corporate and International Banking, were offset by other reductions across the Core divisions.

30 June 2013 compared with 31 December 2012

•	The 80 basis points increase in the Core Tier 1 ratio was predominantly driven by a £24 billion fall in RWAs. On a fully loaded Basel III basis, the ratio increased from 7.7% to 8.7%.

•	The decline in RWAs was largely in Non-Core, with a fall of £14 billion from run-off and disposals, and in Markets, down £14 billion as a result of lower operational, credit and market risk.

For further details of the Group's capital resources refer to page to 131.

Analysis of results (continued)

Balance sheet	30 June 2013	31 March 2013	31 December 2012

Funded balance sheet (1)	£843bn	£876bn	£870bn
Total assets	£1,216bn	£1,308bn	£1,312bn
Loans and advances to customers (2)	£420bn	£433bn	£432bn
Customer deposits (3)	£437bn	£438bn	£434bn
Loan:deposit ratio - Core (4)	88%	90%	90%
Loan:deposit ratio - Group (4)	96%	99%	100%
Tangible net asset value per ordinary and B share (5)	445p	459p	446p
Tier 1 leverage ratio (6)	14.3x	15.0x	15.0x
Tangible equity leverage ratio (7)	6.0%	6.0%	5.8%

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 30 June 2013 were 88% and 96% respectively (31 March 2013 - 90% and 99%; 31 December 2012 - 89% and 99%).

(5)	Tangible net asset value per ordinary and B share is total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares.
(6)	Funded tangible assets divided by total Tier 1 capital.
(7)	Tangible equity leverage ratio is tangible equity attributable to ordinary and B shareholders divided by funded tangible assets.

Key points
The Group's balance sheet remains strong and conservatively funded.

30 June 2013 compared with 31 March 2013

•	Customer deposits remained strong at £437 billion despite strategic repricing initiatives intended to counter surplus funding.

•
Loans and advances to customers fell by £13 billion driven by Non-Core run-off of £6 billion, lower collateral posting in Markets of £5 billion and targeted reductions in UK Corporate commercial property and shipping portfolios of £0.9 billion. This drove the Group loan:deposit ratio 300 basis points lower. The Group remains focused on new lending growth particularly in the UK, despite continued subdued levels of demand in the market.

•	The funded balance sheet decreased by £33 billion, principally as a result of focused balance sheet management in Markets (down £20 billion), and run-off and disposals in Non-Core (down £8 billion).

•	Tangible net asset value per ordinary and B share was 445 pence, down from 459 pence with movement in cash flow hedging, available-for-sale and other reserves largely responsible for the reduction.

30 June 2013 compared with 31 December 2012

•
Customer deposits increased by £3 billion, reflecting a strengthening of the US dollar against sterling and deposit inflows in most R&C businesses in Q1 2013. The inflow of deposits was mitigated by pricing initiatives in Q2 2013.

•	Loans and advances to customers were £12 billion lower, with a £9 billion reduction in Non-Core through run-off and disposals.
•
The funded balance sheet fell by £27 billion, reflecting successful balance sheet reduction in Q2 2013, reversing a temporary increase in Q1 2013 in central bank deposits and Markets counterparty positions.

Analysis of results (continued)

Funding & liquidity metrics	30 June 2013	31 March 2013	31 December 2012

Deposits (1)	£482bn	£493bn	£491bn
Deposits as a percentage of funded balance sheet	57%	56%	56%
Short-term wholesale funding (2)	£37bn	£43bn	£42bn
Wholesale funding (2)	£129bn	£147bn	£150bn
Short-term wholesale funding as a percentage of funded balance sheet	4%	5%	5%
Short-term wholesale funding as a percentage of total wholesale funding	29%	29%	28%

Liquidity portfolio	£158bn	£158bn	£147bn
Liquidity portfolio as a percentage of funded balance sheet	19%	18%	17%
Liquidity portfolio as a percentage of short-term wholesale funding	427%	367%	350%

Net stable funding ratio	120%	119%	117%

Notes:

(1)	Excludes repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points

30 June 2013 compared with 31 March 2013

•	Short-term wholesale funding fell in the quarter to £37 billion, just 4% of the funded balance sheet.

•
The Group's liquidity portfolio held flat as deposit inflows were mitigated by re-pricing initiatives. The liquidity portfolio continues to cover short-term wholesale funding balances by considerably more than the Group's medium-term target of 1.5 times, and now covers short-term wholesale funding by 4.3 times.

30 June 2013 compared with 31 December 2012

•	Short-term wholesale funding fell in the latter part of the period and remained around 4% of the total funded balance sheet throughout.

•	The liquidity portfolio increased during the earlier part of the period as a result of deposit growth and Non-Core run-down.

For further details of the Group's liquidity and funding metrics refer to page 134.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary